



Franklin Financial Services Corporation

2010 ANNUAL REPORT


EXPERIENCE
CUMBERLAND COUNTY 150
CUMBERLAND VALLEY
ARMY HERITAGE




WE BUILD
STRONG KIDS,
STRONG FAMILIES,
STRONG COMMUNITIES.




United Way
Link


HIRSCHMANN


Fulton County
Medical Center



Supporting
the local economy
and serving
our communities

Contents



Franklin Financial
Services Corporation

Franklin Financial Services Corporation (the Corporation) is a holding company with headquarters in Chambersburg, PA. The Corporation's direct subsidiary is The Farmers and Merchants Trust Company of Chambersburg (the bank, F&M Trust).



F&M
TRUST

F&M Trust is a full-service bank offering investment, trust, commercial and retail services with twenty-five community offices in Franklin, Cumberland, Fulton and Huntingdon Counties.



Images from Front Cover

1. Fulton Valley Ag Services
2. Army Heritage Museum
3. Mont Alto Fire Company – Fairgrounds/Event Center
4. Franklin County 4H Beef/Livestock Sale
5. Waynesboro YMCA
6. Vacon, Inc.
7. Cumberland County United Way
8. Hirschmann
9. Fulton County Medical Center
10. Safe Harbour



Images from Back Cover

1 ServiceMaster
2. James Buchanan Sports
3 & 4. Carlisle North East Street Revitalization Project
5. Toys For Tots
6. Project Share
7. Camp Hill Lions Club
8 & 9. Chambersburg Senior Housing Project
10. Shade Gap Area Fire Company
11. Totem Pole Playhouse
12. Lynch Mechanicals

Consolidated Financial Highlights

(dollars in thousands, except per share)	**2010**	2009	% increase (decrease)
Performance Measurement			
Net income	**$ 7,612**	$ 6,585	16
Return on average assets	**0.78%**	0.69%	
Return on average equity	**9.34%**	8.69%	
Return on average tangible assets[1]	**0.82%**	0.74%	
Return on average tangible equity[1]	**11.27%**	10.79%	
Efficiency ratio[2]	**63.43%**	65.35%	
Net interest margin	**3.53%**	3.44%	
Current dividend yield	**5.92%**	6.61%	
Dividend payout ratio	**55.10%**	62.95%	
Balance Sheet Highlights			
Total assets	**$951,889**	$979,373	(3)
Investment Securities (includes restricted stock)	**123,775**	149,770	(17)
Loans, net	**739,841**	730,626	1
Deposits and customer repurchase agreements	**785,495**	794,220	(1)
Shareholders' equity	**82,639**	78,766	5
Shareholders' Value (per common share)			
Diluted earnings per share	**$ 1.96**	$ 1.71	15
Basic earnings per share	**1.96**	1.71	15
Regular cash dividends paid	**1.08**	1.08	-
Book value	**21.09**	20.39	3
Market value	**18.25**	16.33	12
Market value/book value multiple	**0.87**	0.80	
Price/earnings multiple	**9.31**	9.55	
Safety and Soundness			
Leverage ratio (Tier 1)	**8.16%**	7.50%	
Risk-based capital ratio (Tier 1)	**11.73%**	10.89%	
Tangible common equity ratio[3]	**8.21%**	7.47%	
Nonperforming assets/gross loans	**3.68%**	2.47%	
Nonperforming assets/total assets	**2.96%**	1.93%	
Allowance for loan losses as a % of loans	**1.18%**	1.21%	
Net charge-offs/average loans	**0.45%**	0.26%	
Average equity to average asset ratio	**8.36%**	7.98%	
Trust Assets			
Trust assets under management (market value)	**$490,420**	$460,233	7

[1] Excludes core deposit intangibles, goodwill and intangible amortization
[2] Noninterest expense / tax equivalent net interest income plus noninterest income less net securities gains
[3] Total equity less AOCI, goodwill and intangibles / total assets less goodwill and intangibles

Summary of Selected Financial Data

(dollars in thousands, except per share)	For the year ended, December 31				
	2010	2009	2008	2007	2006
Summary of Operations					
Interest income	**$ 43,284**	$ 43,757	$ 46,156	$ 49,487	$ 40,902
Interest expense	**12,443**	14,674	16,037	23,796	19,956
Net interest income	**30,841**	29,083	30,119	25,691	20,946
Provision for loan losses	**3,235**	3,438	1,193	990	240
Net interest income after provision for loan losses	**27,606**	25,645	28,926	24,701	20,706
Noninterest income	**9,366**	8,880	6,538	10,107	8,257
Noninterest expense	**26,423**	25,929	23,189	22,793	19,296
Income before income taxes	**10,549**	8,596	12,275	12,015	9,667
Income tax	**2,937**	2,011	3,680	2,759	2,097
Net income	**$ 7,612**	$ 6,585	$ 8,595	$ 9,256	$ 7,570
Performance measurements					
Return on average assets	**0.78%**	0.69%	1.01%	1.14%	1.07%
Return on average equity	**9.34%**	8.69%	10.99%	12.62%	11.92%
Return on average tangible assets[1]	**0.82%**	0.74%	1.05%	1.18%	1.09%
Return on average tangible equity[1]	**11.27%**	10.79%	13.19%	15.41%	13.42%
Efficiency ratio[2]	**63.43%**	65.35%	61.25%	61.28%	63.06%
Net interest margin	**3.53%**	3.44%	4.03%	3.67%	3.45%
Current dividend yield	**5.92%**	6.61%	5.92%	4.17%	3.66%
Dividend payout ratio	**55.10%**	62.95%	47.66%	42.77%	47.03%
Shareholders' Value (per common share)					
Diluted earnings per share	**$ 1.96**	$ 1.71	$ 2.24	$ 2.40	$ 2.10
Basic earnings per share	**1.96**	1.71	2.24	2.41	2.11
Regular cash dividends paid	**1.08**	1.08	1.07	1.03	0.99
Book value	**21.09**	20.39	19.10	20.18	19.01
Market value	**18.25**	16.33	18.25	24.95	27.30
Market value/book value multiple	**0.87**	0.80	0.96	1.24	1.44
Price/earnings multiple	**9.31**	9.55	8.15	10.40	13.00
Balance Sheet Highlights					
Total assets	**$951,889**	$979,373	$902,460	$820,371	$799,333
Investment securities (includes restricted stock)	**123,775**	149,770	154,041	168,906	192,487
Loans, net	**739,841**	730,626	668,860	564,256	521,684
Deposits and customer repurchase agreements	**785,495**	794,220	691,653	674,434	673,705
Shareholders' equity	**82,639**	78,766	73,059	77,642	71,614
Safety and Soundness					
Leverage ratio (Tier 1)	**8.16%**	7.50%	7.84%	8.18%	7.60%
Risk-based capital ratio (Tier 1)	**11.73%**	10.89%	11.02%	12.28%	10.59%
Tangible common equity ratio[3]	**8.21%**	7.47%	7.72%	8.13%	7.52%
Nonperforming loans/gross loans	**3.68%**	2.47%	0.59%	1.01%	0.57%
Nonperforming assets/total assets	**2.96%**	1.93%	0.44%	0.73%	0.29%
Allowance for loan losses as a % of loans	**1.18%**	1.21%	1.09%	1.29%	1.30%
Net charge-offs/average loans	**0.45%**	0.26%	0.19%	0.09%	0.04%
Average equity to average asset ratio	**8.36%**	7.98%	9.18%	8.98%	8.96%
Trust Assets					
Trust assets under management (market value)	**$490,420**	$460,233	$497,215	$507,920	$538,152

[1] Excludes core deposit intangibles, goodwill and intangible amortization

[2] Noninterest expense / tax equivalent net interest income plus noninterest income less net securities gains

[3] Total equity less AOCI, goodwill and intangibles / total assets less goodwill and intangibles

A Message to Our Shareholders

Dear Shareholder:

The economic recession as well as the crisis in the financial services industry that erupted in 2008 continued to have a global impact as we moved through 2010. In the United States, unemployment remained above 9%, 157 banks failed (compared to 140 in 2009 and the most since 1992), one million homes were repossessed, Dodd-Frank was passed, and the Fed announced $600 billion in additional quantitative easing to prop up the economy.

Internationally, we saw a flight to gold bullion as well as a debt crisis in Europe that spilled into Greece, Ireland, Portugal, and Spain. The credit ratings of these countries have been downgraded to "junk".

Franklin Financial reported earnings of $7,612,000 in 2010, representing a 15.6% increase from our 2009 earnings of $6,585,000. Diluted earnings per share increased to $1.96 per share in 2010 from $1.71 per share in 2009.

The key factor driving our financial performance in 2010 was a 5% increase in fully tax equivalized Net Interest Income from $30,277,000 in 2009 to $31,902,000. Our Net Interest Margin increased from 3.44% in 2009 to 3.53% in 2010 as we benefited from a repricing of deposit costs.

As a shareholder, you received regular cash dividends of $1.08 per share matching the regular cash dividends per share paid in 2009. Our current annual dividend payout represents a 5.92% return based upon the closing price of Franklin Financial stock at December 31, 2010. The market value of a share of Franklin Financial stock increased from a closing price of $16.33 at year-end 2009 to $18.25 at December 31, 2010.

Bill Snell

President & CEO

In September we announced to our shareholders significant amendments to the Franklin Financial Services Corporation Dividend Reinvestment and Stock Purchase Plan ("the Plan") including:

- authorizing the issuance of an additional 1,000,000 shares of common stock on the terms and conditions of the Plan
- modifying the minimum and maximum amounts that may be invested pursuant to the voluntary cash payment option under the Plan
- providing for the investment of voluntary cash payments on as frequently as a weekly basis
- providing for the investment of voluntary cash payments via ACH transfer
- modifying the formula for determining the purchase price with respect to shares purchased under the Plan directly from Franklin Financial rather than on the open market

The Plan provides shareholders with a convenient and economical way to purchase additional shares of Franklin Financial common stock by reinvesting cash dividends paid on their shares or through optional cash payments. We are delighted with the response received from shareholders since the September 30th effective date of these amendments, both in terms of shareholder participation and the increase in the level of voluntary cash contributions.

(continued)



Ed Bidelspach (left) and Bill Snell (right) of F&M Trust, present a $2,000 donation to Safe Harbour president Wendell Hollinger (center). Safe Harbour is a community organization dedicated to serving the needs of the homeless in Cumberland County. In addition, Bill's personally written appeal letter helped yield $40,000 in total campaign donations. F&M Trust staff and customers also collected more than 2,500 disposable diapers to provide to the organization.

F&M Trust Management Team



Left to right: Mike Kugler, Karen Carmack, Ron Cekovich, Mike Moore, Bill Snell, Mark Hollar, Trish Hanks, Tom Peterson, Ken Ditzler



Total Assets as dollars in millions
1000
900
800
700
600
500
400
799
820
902
979
952
2006
2007
2008
2009
2010



Net Loans as dollars in millions
750
700
650
600
550
500
450
400
350
522
564
669
731
740
2006
2007
2008
2009
2010



Total Deposits & Repos as dollars in millions
800
750
700
650
600
550
500
450
400
674
674
692
794
785
2006
2007
2008
2009
2010



Net Income as dollars in thousands
10000
9000
8000
7000
6000
5000
4000
7,570
9,256
8,595
6,585
7,612
2006
2007
2008
2009
2010



Regular Cash Dividends Paid as dollars per share
1.1
1.0
0.9
0.8
0.7
0.99
1.03
1.07
1.08
1.08
2006
2007
2008
2009
2010



ROE/ROA as percentage values
16.0
14.5
13.0
11.5
10.0
8.5
15.41
13.42
Tangible ROE
13.19
12.62
11.92
ROE
10.79
11.27
10.99
8.69
9.34
1.50
1.00
0.50
0.00
ROA 1.07
ROA 1.14
ROA 1.01
ROA 0.69
TROA 0.74
ROA 0.78
TROA 0.82
2006
2007
2008
2009
2010

Chambersburg Community Housing Projects
Carlisle North East Street Revitalization Project

Franklin & Cumberland Counties



Carlisle North East Street Revitalization Project

Chambersburg Senior Housing Project



Carlisle North East Street Revitalization Project

The National Association of Housing and Redevelopment Officials (NAHRO) presented a 2010 National Award of Merit in Program Innovation—Affordable Housing to F&M Trust for the bank's participation in the Carlisle North East Street Revitalization Project. The initiative included the acquisition of the property, demolition of deteriorated structures, and new construction of five homes—including one that is fully accessible for owners with disabilities. Funding came through the Federal Home Loan Bank's Affordable Housing Program. F&M Trust earned a similar award in 2008 for The Livery Project in Carlisle.

Chambersburg Community Housing Projects

F&M Trust has participated in two residential revitalization initiatives near Southgate Shopping Center: The Chambersburg Senior Housing Project (Washington Square, above left) consists of 32 residential apartment units built at the former Sherwin-Williams site. F&M Trust sponsored $275,000 in funding for the nonprofit group Interfaith Housing Alliance of Frederick, MD. F&M Trust also sponsored $650,000 in funding for the Chambersburg Family Townhomes Project (Redwood Park, not pictured)—a 40-unit affordable townhouse development on 11 acres on nearby Buchanan Street.

Franklin Financial's total assets at December 31, 2010 were $951,889,000 as compared to $979,373,000 one year earlier.

Net loans grew by 1.3% on a year-over-year basis while average loan outstandings increased by $43,455,000 or 6.1%. Commercial loan demand remained relatively strong resulting in $180,000,000 of closed transactions which increased the average loan outstandings in this portfolio by $64,473,000 or 12.6%. Average consumer loan outstandings decreased 11.1% to $111,161,000 as consumers continued to focus on reducing debt and increasing savings. Residential mortgage closings declined from $49,500,000 in 2009 to $33,500,000 in 2010. Average residential mortgage outstandings declined by $7,088,000 or 9.7% as we continue to hold fewer mortgage originations in our portfolio.

Total deposits and repurchase agreements as measured at year-end decreased by 1.1% to $785,495,000 while average deposits and repurchase agreements increased 4.4% to $787,230,000. Average core deposits (i.e. checking, savings, and interest bearing checking) increased by $8,608,000 or 3.8%. Average balances in our Money Management Account increased by $56,358,000 or 26.1% as the competitive yield and liquidity offered by this product continued to be attractive to customers.

Our financial condition remains strong as evidenced by a Total Risk-Based Capital Ratio of 11.73% and a Leverage Capital Ratio of 8.16%. These ratios remain above the levels that federal regulators require for an institution to be considered "well capitalized".

(continued)


VACON

Vacon, Inc., a global technology company, selected the Chambers-5 Business Park in Chambersburg as the best place to build its LEED® Gold Certified facility to improve service to customers in North America. Working with F&M Trust, Chambersburg Area Development Corporation, Franklin County Area Development Corporation, and Governor Rendell's Action Team, Vacon was able to create the ideal, scalable facility it needed to ensure reliable growth.

Our Tangible Capital Ratio, which measures Total Equity net of Accumulated Other Comprehensive Income, Goodwill, and Intangible Assets as a percentage of Total Assets excluding Goodwill and Intangible Assets stands at 8.21% at year-end, up from 7.47% at December 31, 2009. This ratio has increasingly been the focus of both regulators and investors seeking to measure true capital adequacy.

As a result of continued loan growth in our commercial portfolio as well as an increase in net charge-offs and Non Performing Assets, our Provision for Loan Losses was $3,235,000 in 2010. Our Allowance for Loan Losses as a percentage of Total Loans was 1.18% at December 31, 2010, down slightly from 1.21% at year-end 2009.

The market value of assets under management by our Investment and Trust Services Department increased by 6.6% to $490,420,000, reflecting improved market valuations as well as business development efforts. Assets under management as reported does not include approximately $113,700,000 in assets held at third party brokers at December 31, 2010 compared to $97,700,000 at year-end 2009. Investment and Trust Services fee income, including revenue generated through the Personal Investment Centers, increased 9.2% from $3,519,000 in 2009 to $3,844,000 in 2010. We made two additions to our staff during the year to significantly increase our Cumberland County presence ... John McGowan, who is based at our Camp Hill Office, and Dave Gority, who is based at our Ritner Highway Office in Carlisle. I am delighted with the impact that both John and Dave have had on our business development results.

(continued)


SHADE GAP AREA FIRE CO.

Shade Gap Area Fire Co. realized its first major expansion in 30 years thanks to $200,000 in construction financing from F&M Trust. Now the volunteer organization can better serve the residents of Shade Gap Borough, Dublin Township, and Tell Township in southern Huntingdon County.



Over the past 20 years, the Mont Alto Fire Co. worked to secure 15 acres of land with the idea of building an entertainment complex that was closer to the Mont Alto community. Thanks to the hard work of Richard K. Sleicher, skilled volunteers, community donations, and a financial commitment from F&M Trust, the fire company established the Richard K. Sleicher Event Complex, complete with several new buildings ready to serve the community for decades to come.

Big Spring Event and Activity Center

Cumberland County



Left to right:

Laura Witter
Co-Owner
Big Spring Event
and Activity Center

Lindsay Reisinger
Small Business
Relationship Manager
F&M Trust

When the Newville Community Center became available to purchase recently, **Donald** (not pictured) **and Laura Witter** knew it was an opportunity to do something good for the community. The Center was a positive influence on their lives when growing up, so they wanted to preserve and share that quality with others today. The Witters, who also own CRF Mechanical and Cedar Ridge Farm, turned to the Cumberland County Redevelopment Authority as well as **Lindsay Reisinger** and F&M Trust to help design a $110,000 total financial package, including $40,000 from F&M Trust, that would help them purchase the property and make nearly $25,000 in renovations. The team effort worked as planned. The Big Spring Event and Activity Center is now open for business and serving the needs of the Big Spring community. Martial arts and Zumba classes are already taking advantage of the facility's resources. The Witters are considering other events of interest to the community—craft shows, a weekend farmer's market, and more.

ServiceMaster

Franklin & Cumberland Counties


ServiceMaster
717-267-2223

Left to right:

Kevin Mellott
Owner
ServiceMaster

Lillian Mellott
Owner
ServiceMaster

Phil Pantano
Commercial Services
Relationship Manager
F&M Trust

When businesses and homeowners throughout Southcentral PA need a full service team to help them recover from any size disaster quickly, they turn to the restoration pros at ServiceMaster. Owners **Kevin and Lillian Mellott** operate two franchises—in Chambersburg and near Harrisburg—and are celebrating 25 years in the restoration and office-cleaning business. With 65 employees and 27 vehicles, the Mellotts have a real commitment to delivering reliable, responsive service. Maybe that's why they like **Phil Pantano** and F&M Trust. After choosing F&M Trust for the easy "backyard" convenience, they've stayed with F&M Trust for what really matters—service, value, and a strong commitment to small business owners. The Mellotts note, "Really, we have no reason to look elsewhere."

Our investment in Bankers Settlement Services Capital Region, LLC, a bank-owned title insurance agency based in Harrisburg and affiliated with Investors Title Insurance Company, generated dividends in the amount of $60,800. The agency's revenues and profitability decreased by .6% and 15.5% respectively. Mortgage originations by F&M Trust and insured by Bankers Settlement Services accounted for approximately 10% of the agency's total net premium revenue in 2010. The lending officers of F&M Trust achieved an overall penetration rate of 48% in residential mortgages closed.

During 2010, our operational efficiency was again enhanced with new technology. We implemented the final phase of our Check Imaging processing system by receiving returned checks electronically from the Federal Reserve. Virtually all checks are now processed electronically by our bank. Additionally, we began scanning all new commercial and consumer loans into a state-of-the-art document management system. Instead of requesting a paper file, employees can now review the loan file online. This system has also significantly reduced the amount of required storage space.

We also completed an extensive evaluation in order to select a new core processing system. Over 30 employees from all functional areas participated in the selection process which involved demonstrations, site visits, reference calls as well as a detailed financial analysis. We will be switching to the new platform in early July of this year. Along with increased efficiency and usability, additional services such as online account statements and online account openings will be offered.

(continued)


EXPERIENCE
CUMBERLAND COUNTY 150
THE AMERICAN CIVIL WAR IN THE CUMBERLAND VALLEY
ARMY HERITAGE

The Army Heritage Center Foundation in Carlisle wanted to showcase the rich history and stories of bravery of the men and women of our armed forces. F&M Trust answered the call with a financing solution that helped add several new buildings to the Center's campus.

An "onboarding" program was introduced incorporating a series of structured contacts directed at new customers which, historically, are among the most vulnerable of a bank's customer base. Onboarding is executed to first ensure that the customer is satisfied and using our services via personal follow-up contact. Additionally, we send custom letters introducing other F&M Trust services that might be of value. As a result of the rollout of this program, new customer retention has increased, service perception has improved, and cross-sell ratios among new customers have also risen.

In order to evolve and continually connect with customers, F&M Trust established a social media presence in 2010. We now have new channels of communication with customers through the free online social media applications Facebook and Twitter. These social media sites provide F&M Trust with an additional opportunity to communicate by sharing photos, community philosophy, and other information with customers while receiving important feedback.

We made an additional investment in upgrading our community office network during 2010. In May, we opened new drive-up ATM units at Ayr Town Center in McConnellsburg and in the Riverview Business Center in Mount Union.

Camp Hill Office


Before
After

In September, we opened our 25th community banking office at 3907 Market Street in Camp Hill. This facility formerly housed Community Financial, Inc. and its subsidiary, Community Trust Company, which we acquired in November 2008. The existing building was extensively renovated to add 1,450 square feet for traditional retail banking, small business, commercial, and mortgage services. The new facility includes a bank lobby, customer service offices, conference room, as well as a drive-up teller, and drive through ATM service. In addition, improvements were made to the Investment & Trust Services offices and support areas.

(continued)


Fulton County
Medical Center

F&M Trust doubled its financial pledge to Fulton County Medical Center from the initial $25,000 five-year commitment to a $50,000 ten-year commitment. This enhanced contribution supports the center's recent campaign to finance the new 16,000 sq. ft. expansion to the existing facility.

Fulton Valley Ag Services

Fulton County


FULTON VALLEY
AG SERVICES LLC
717-860-3405

Left to right:

Harry Johnston
Owner
Fulton Valley
Ag Services, LLC

Dee Dee Johnston
Owner
Fulton Valley
Ag Services, LLC

Paul Johnston
Fulton County Market
Manager
F&M Trust

Don Trego
Small Business
Relationship Manager
F&M Trust

Since **Harry and Dee Dee Johnston** started their spray chemical and fertilizer business several years ago, they focused on steering it in a smart business direction. As owners, they understand the value of great customer service and access to the best possible loan rates, so two years ago they connected with F&M Trust. Thanks to financial solutions from **Paul Johnston** and **Don Trego** at F&M Trust, the Johnstons have been able to serve more agricultural clients throughout Fulton, Franklin and Huntingdon Counties—helping those clients grow reliably, which in turn helps their business grow stronger, too.

The Beistle Company

Cumberland County


Must be this tall to have FUN!

Left to right:

Tom Peterson
VP–Investment & Trust Services Market Manager
F&M Trust

Chris Keegan
VP–Finance, Secretary, Treasurer
The Beistle Company

Mark Bernier
Investment Portfolio Manager
F&M Trust

Ron Froeschle
VP–Employee Benefits Officer
F&M Trust

Ron Showaker
Asst. Secretary, Asst. Treasurer

After starting the business in 1900, **The Beistle Company** of Shippensburg has grown to become the world's largest manufacturer of party goods and decorations. Unlike import-based resellers, everything is designed and produced locally by The Beistle Company's team of 250 dedicated employees. In fact, they've recently expanded with a complete large-format digital printing department where customers can order unique life-size cutouts. While their success is worldwide, Beistle executives prefer the local touch when it comes to managing employee benefits and business finances. That's why they choose to rely on the experience of F&M Trust's Investment & Trust Services Department.

The office, lobby and conference room walls are adorned with prints and original art depicting local landscapes and scenery from local artists. The Greater Harrisburg Arts Council assisted in the selection and procurement of the artwork. We are delighted that average deposits at our Camp Hill Office exceeded $23,800,000 within six months of our grand opening.

Our ATM network will expand again in 2011. In January, we opened an ATM on the campus of Quincy Village and a drive-up ATM unit, estimated to be operational in the early third quarter, will be opened on West King Street in Shippensburg at the site of a former Hardee's restaurant. Additionally, we anticipate beginning construction prior to year-end on new community offices in Newville and Mechanicsburg.

Before concluding, I would like to take this opportunity to recognize and thank Jerry Miller, who retired from the Franklin Financial and F&M Trust Boards of Directors at the end of 2010, for his 27 years of dedicated service. Jerry was elected to the Boards of Franklin Financial and F&M Trust in 1983. During his tenure, Jerry served on a variety of Board committees, most recently the Audit, Executive, Personnel, and Trust Committees, having served as Chair of the Audit Committee since 1997. His insight, wisdom, and support will be missed.



Jeryl C. Miller
Board of Directors
1983-2010

Our perspective is that 2011 will be another challenging year for financial institutions with high unemployment, increased loan delinquencies and defaults, and low interest rates. Although some "green sprouts" have been spotted, particularly recent hiring trends, we have a long road back to the levels of unemployment reported six or seven years ago. Businesses continue to struggle due to weak consumer spending and many experts are predicting that some foreclosures will increase 20% to 1.2 million in 2011.

Your interest and support as Franklin Financial shareholders is sincerely appreciated.

Sincerely,

William E. Snell, Jr.
President & CEO

FFSC Board of Directors


Franklin Financial
Services Corporation



Charles S. Bender II
Retired –
F&M Trust Executive
Vice President



Martin R. Brown
President –
M.R. Brown Funeral
Home, Inc.



G. Warren Elliott
President – Cardinal
Crossing, Inc.
Former Franklin County
Commissioner



Daniel J. Fisher
President and Chief
Executive Officer –
D.L. Martin Company



Donald A. Fry
President –
Cumberland Valley Rental
and Towne Cleaners –
ANDOCO, Inc.



Allan E. Jennings, Jr.
President and COO –
Jennings Chevrolet,
Buick, GMC, Inc.



Stanley J. Kerlin, Esq.
Attorney –
Law Offices of
Stanley J. Kerlin



Donald H. Mowery
President -
R. S. Mowery & Sons, Inc



Stephen E. Patterson, Esq.
Principal –
Salzmann Hughes P.C.



Charles M. Sioberg
Chairman of the Board
Vice President –
Martin & Martin, Inc.



William E. Snell, Jr.
President and
Chief Executive Officer



Martha B. Walker, Esq.
Partner –
Walker, Connor &
Spang, LLC

FFSC Officers

Charles M. Sioberg
Chairman of the Board

William E. Snell, Jr.
President and Chief Executive Officer

Mark R. Hollar
Treasurer and Chief Financial Officer

Catherine C. Angle
Corporate Secretary

Joyce A. Riley
Assistant Corporate Secretary



Officers

Management

William E. Snell, Jr.
President and Chief Executive Officer

Mark R. Hollar
Senior Vice President
Chief Financial Officer
and Treasurer

Karen K. Carmack, SPHR
Senior Vice President
Human Resources Manager,
Affirmative Action and HIPAA
Privacy Officer

Ronald L. Cekovich
Senior Vice President
Technology Services Manager

Kenneth C. Ditzler
Senior Vice President
Marketing and Corporate
Communications Manager

Michael E. Kugler
Senior Vice President
Commercial Services Market Manager

Patricia A. Hanks
Vice President
Retail Services Market Manager

Michael A. Moore
Vice President
Risk Management Officer

Thomas L. Peterson, RFC, ChFC, CFP® LUTCF
Vice President
Investment & Trust Services
Market Manager

Relationship Management Division

Commercial Services

Dianne L. Cornman, CTP
Vice President
Cash Management Specialist

Brian E. Weikert
Vice President

David P. Zimmerman
Vice President

Kathleen M. Bloss
Assistant Vice President
Credit Department Manager

Kenneth W. Brookens
Assistant Vice President

Philip A. Pantano
Assistant Vice President

Mary S. Cordell
Commercial Services Relationship
Manager

Jeramy D. Culler
Credit Analyst

Eric J. Fleming
Small Business Credit Analyst

Maria S. Seabra
Credit Analyst

Jennifer D. Kaiser
Commercial Services Support
Specialist

Retail Services

L. Kay Estep
Assistant Vice President
GO Club Coordinator

CHAMBERSBURG MARKET OFFICES

Lincoln Way East Office

Kim S. McKenrick
Assistant Vice President and Manager

Lisa A. Hogue
Assistant Financial Services Officer
and Assistant Manager

Memorial Square Office

Summer Franzoni
Assistant Vice President and Manager

Dana L. Kaiser
Financial Services Officer
and Assistant Manager

Pamela J. Kolsun
Assistant Financial Services Officer

Orchard Park Office

Antonia L. Diffenderfer
Assistant Vice President and Manager

Christina L. Yoder
Assistant Financial Services Officer and
Assistant Manager

Penn Hall and Menno Village Offices

Barbara A. Seylar
Financial Services Officer and Manager

Philadelphia Avenue Office

Phyllis J. Amsley-Drawbaugh
Assistant Vice President, Financial
Services Officer and Manager

St. Thomas Office

Melanie D. Gordon
Financial Services Officer and Manager

West Side Office

N. Joy Weller
Vice President and Manager

Officers *(continued)*

SOUTHERN FRANKLIN COUNTY MARKET OFFICES

Renee L. Preso
Assistant Vice President
Southern Franklin County
Market Manager

Lynn A. Waite
Small Business Relationship Manager

Greencastle and Marion Offices

Teresa Gracie
Financial Services Officer and Manager

Tracy D. Burger
Assistant Financial Services Officer
and Assistant Manager

Marion Office

Vicky L. Carson
Assistant Financial Services Officer
and Assistant Manager

Mont Alto Office

Linda K. Stottlemyer
Assistant Financial Services Officer
and Assistant Manager

Waynesboro Office

Natasha J. Koons
Financial Services Officer
and Manager

Chastity L. Wantz
Assistant Financial Services Officer
and Assistant Manager

CUMBERLAND COUNTY MARKET OFFICES

Anthony L. Damore
Assistant Vice President
Cumberland County Market Manager

Lindsay J. Reisinger
Small Business Relationship Manager

Boiling Springs Office

Kevin M. Stoner
Financial Services Officer
and Manager

Camp Hill Office

Katrina E. Buck
Financial Services Officer and Manager

Carlisle Crossing Office

David R. Winters
Assistant Vice President and Manager

Newville Office

Ellen L. Ile
Financial Services Officer
and Manager

Ritner Highway
and Hanover Street Offices

I. Edward Bidelspach
Assistant Vice President and Manager

Shippensburg Office

Barbara A. Hoover
Financial Services Officer
and Manager

FULTON & HUNTINGDON COUNTIES MARKET OFFICES

Paul M. Johnston
Assistant Vice President
Fulton County Market Manager

Donald L. Trego
Assistant Vice President
Small Business Relationship Manager

Hustontown Office

Denise M. Doyle
Financial Services Officer and Manager

McConnellsburg Office

Mary E. Wright
Financial Services Officer
and Manager

Orbisonia Office

Shawna C. Dunmire
Financial Services Officer
and Manager

Penns Village Office

Brenda J. Gordon
Financial Services Officer
and Manager

Warfordsburg Office

Geraldine A. Fischer
Financial Services Officer
and Manager

Consumer Lending Services

Susan E. Michael
Vice President

Investment & Trust Services

Carole L. Crist
Vice President
Investment & Trust Services
Relationship Manager

Ronald R. Froeschle, QPA, QKA
Vice President
Employee Benefits Officer

David C. Gority
Vice President
Investment & Trust Services
Relationship Manager

Warren M. Hurt
Vice President
Senior Investment Portfolio Manager

John C. McGowan
Vice President
Investment & Trust Services
Relationship Manager

Charles R. Porter
Vice President
Business Development

James P. Probst
Vice President
Investment & Trust Services
Relationship Manager

Susan A. Russell
Vice President
Investment & Trust Services
Relationship Manager

Diana L. Sponseller
Vice President
Investment & Trust Services
Relationship Manager

Dennis L. Wilson, CTFA
Vice President
Investment & Trust Services
Relationship Manager

Mark P. Bernier, CFA
Investment Portfolio Manager

Heather C. Hershey
Estate Administration Officer

Robin L. Murray
Trust Operations Manager

Avis M. Graham, CFP®, RFC, CASL
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Roderick C. Salter, FSS
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Marketing

Samantha J. Burke
Marketing Officer

Melissa D. Miller
Marketing Officer

Facilities

Barry L. Shetter
Assistant Vice President
Facilities Manager

Finance & Control

Kim A. Diehl
Financial Analyst

Amy B. Herrold
Controller

Corporate

Catherine C. Angle
Corporate Secretary

Joyce A. Riley
Assistant Corporate Secretary

Risk Management Division

Olaf R. Hasse
Vice President
Loan Portfolio Risk Management Officer

Mary L. Asbury
Assistant Vice President
Documentation Review Officer

Eric M. Follin
Assistant Documentation
Review Officer

Janet E. Stamper
Assistant Documentation
Review Officer

Compliance

Lorie M. Heckman, CRCM
Vice President
Bank Secrecy Act, Compliance
and Security Officer

Mary F. Cramer
Bank Secrecy Act and OFAC Analyst

Credit Administration

William A. Pryor
Vice President
Credit Recovery Manager

Steven R. Gormont
Credit Recovery Officer

Technology Services Division

Barry R. Walter
Vice President

Patricia R. Ganoe
Assistant Vice President
Deposit Operations Manager

Pamela A. Johns
Assistant Vice President
Loan Servicing Manager

Matthew C. Clark
Assistant Vice President
Assistant Technology
Services Officer

Stacey A. Stenger
Data Operations Manager

General Contact Information

FFSC / F&M Trust Headquarters
Local: 717-264-6116
Toll Free: 888-264-6116

Freedom Access Center
(telephone banking service)
Local: 717-261-3662
Toll Free: 888-261-3662

24-Hour Online Access
www.fmtrustonline.com

Community Office Locations



Chambersburg Area

Lincoln Way East
1712 Lincoln Way East,
Chambersburg
717-264-9414

Memorial Square
20 South Main Street,
Chambersburg
717-264-6116

Menno Village
2075 Scotland Avenue,
Chambersburg
717-261-3697

Norland Avenue
870 Norland Avenue,
Chambersburg
717-262-2085

Orchard Park
841 Wayne Avenue,
Chambersburg
717-263-1801

Penn Hall
1425 Philadelphia Avenue,
Chambersburg
717-261-3660

Philadelphia Avenue
2405 Philadelphia Avenue,
Chambersburg
717-264-5122

St. Thomas
6962 Lincoln Way West,
St. Thomas
717-369-3240

West Side
1100 Lincoln Way West,
Chambersburg
717-263-9168

Southern Franklin County

Greencastle
518 N. Antrim Way,
Greencastle
717-597-2384

Marion
5293 Main Street,
Marion
717-375-2200

Mont Alto
8 Park Street,
Mont Alto
717-749-3161

Waynesboro
200 East Main Street,
Waynesboro
717-762-2188

Cumberland County

Boiling Springs
3 East First Street,
Boiling Springs
717-241-4131

Camp Hill
3907 Market Street,
Camp Hill
717-731-9604

Carlisle Crossing
214A Westminster Drive,
Carlisle
717-243-2215

Hanover Street
14 North Hanover Street,
Carlisle
717-249-1331

Newville
9 West Big Spring Avenue,
Newville
717-776-2240

Ritner Highway
1901 Ritner Highway,
Carlisle
717-960-1400

Shippensburg
13 Shippensburg
Shopping Center
717-530-2100

Fulton and Huntingdon Counties

Hustontown
7781 Waterfall Road,
Hustontown
717-987-3193

McConnellsburg
100 Lincoln Way East,
McConnellsburg
717-485-3144

Orbisonia
18810 Sandy Ridge Station,
Orbisonia
814-447-3104

Penns Village
182 Buchanan Trail,
McConnellsburg
717-485-3167

Warfordsburg
560 Great Cove Road,
Warfordsburg
717-294-3288

STAR®/Cirrus® ATM Locations

Chambersburg Area

Downtown Drive-Up
150 Lincoln Way East,
Chambersburg

Fayetteville
4025 Lincoln Way East,
Fayetteville

Lincoln Way East
1712 Lincoln Way East,
Chambersburg

Menno Village
2075 Scotland Avenue,
Chambersburg

West Side
1100 Lincoln Way West,
Chambersburg

Fayetteville
4025 Lincoln Way East,
Fayetteville

Norland Avenue
870 Norland Avenue,
Chambersburg

Northgate Commons
1500 Northfield Drive,
Chambersburg

Orchard Park
841 Wayne Avenue,
Chambersburg

Penn Hall
1425 Philadelphia Avenue,
Chambersburg

Philadelphia Avenue
2405 Philadelphia Avenue,
Chambersburg

St. Thomas
6962 Lincoln Way West,
St. Thomas

Southern Franklin County

Greencastle
518 North Antrim Way,
Greencastle

Marion
5293 Main Street,
Marion

Mont Alto
8 Park Street,
Mont Alto

Penn National Clubhouse
3720 Clubhouse Drive,
Fayetteville

Quincy Village
6596 Orphanage Road,
Quincy

Waynesboro
200 East Main Street,
Waynesboro

Waynesboro Market Place
11123 Buchanan Trail East,
Waynesboro

Zullinger
4884 Buchanan Trail East,
Zullinger

Cumberland County

Boiling Springs
3 East First Street,
Boiling Springs

Camp Hill
3907 Market Street,
Camp Hill

Carlisle Crossing
214A Westminster Drive,
Carlisle

Carlisle Plaza Drive-Up
700 East High Street,
Carlisle

Hanover Street
14 North Hanover Street,
Carlisle

Newville
9 West Big Spring Avenue,
Newville

Ritner Highway
1901 Ritner Highway,
Carlisle

Shippensburg
13 Shippensburg
Shopping Center

Fulton and Huntingdon Counties

Ayr Town Center
368 South 2nd Street,
McConnellsburg

Hustontown
7781 Waterfall Road,
Hustontown

McConnellsburg
100 Lincoln Way East,
McConnellsburg

Orbisonia
18810 Sandy Ridge Station,
Orbisonia

Penns Village
182 Buchanan Trail,
McConnellsburg

Riverview Business Center
11734 Lenape Drive,
Mount Union

Warfordsburg
560 Great Cove Road,
Warfordsburg

FFSC Shareholders' Information

Dividend Reinvestment Plan

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Dividend Direct Deposit Program

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with stock registered in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Annual Meeting

The Annual Shareholders' Meeting will be held Tuesday, April 26, 2011 at the Orchards Restaurant in Chambersburg. The Business Meeting will begin at 10:30 a.m. and will be followed by a luncheon. If interested in attending, please complete and return the reservation form reply card by April 11th.

Stock Information

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

Boenning & Scattergood, Inc.
4 Tower Bridge
200 Bar Harbor Drive, Suite 300
West Conshohocken, PA 19428
800-883-1212

Morgan Keegan & Co., Inc.
3050 Peachtree Road, NW, Suite 704
Atlanta, GA 30305
866-353-7522

RBC Wealth Management
2101 Oregon Pike
Lancaster, PA 17601
800-604-1471

Stifel, Nicolaus & Co.
20 Ash Street, Suite 400
Conshohocken, PA 19428
800-223-6807

Registrar and Transfer Agent:

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Financial Advisors, N.A., One Penn Square, PO Box 4887, Lancaster, PA 17602, telephone 717-291-2546.

Web site:

www.franklinfin.com

Market & Dividends

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the O.T.C. Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed above under Shareholders' Information.

There were 2,095 shareholders of record as of December 31, 2010. The range of high and low bid prices, as reported by local sources is shown below for the years 2010 and 2009. Also shown are the regular quarterly cash dividends paid for the same years.

2010 Per Share

	High	Low	Dividends Paid
First quarter	**$17.00**	**$15.19**	**$0.27**
Second quarter	**18.75**	**16.75**	**0.27**
Third quarter	**17.50**	**16.50**	**0.27**
Fourth quarter	**18.40**	**16.50**	**0.27**
			$1.08

2009 Per Share

	High	Low	Dividends Paid
First quarter	$19.00	$14.00	$0.27
Second quarter	17.50	14.50	0.27
Third quarter	17.00	15.75	0.27
Fourth quarter	20.50	15.46	0.27
			$1.08

Total Return Performance

The Securities and Exchange Commission requires that a publicly held company include in its Annual Report a stock performance graph comparing its five-year cumulative total return to shareholders with the returns generated by an industry-specific index (or peer group index) and with the return generated by a broad market index.

The following graph compares the cumulative total return to shareholders of Franklin Financial with the NASDAQ – Total U.S. Index (a broad market index prepared by the Center for Research in Security Prices at the University of Chicago Graduate School of Business) and with the Northeast OTC-BB and Pink Banks Index (an industry-specific index prepared by SNL Financial LC) for the five year period ended December 31, 2010, in each case assuming an initial investment of $100 on December 31, 2005 and the reinvestment of all dividends.


CUMULATIVE TOTAL RETURN FOR THE
FIVE-YEAR PERIOD ENDING DECEMBER 31, 2010
INDEX VALUE
140
130
120
110
100
90
80
70
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Franklin Financial Services
NASDAQ Composite
SNL Northeast OTC-BB & Pink Banks

Index	Period Ended 12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Franklin Financial Services Corporation	100.00	112.32	106.75	81.84	78.04	92.90
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
SNL Northeast OTC-BB & Pink Banks	100.00	103.34	100.64	81.97	77.02	83.86


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GREATER CARLISLE
Area Chamber of Commerce
Greater Carlisle Area Chamber of Commerce

October 14
Project Share
500.00

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DISTRICT GOVERNOR
DISTRICT 14-C

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Franklin Financial Services Corporation

P.O. Box 6010
Chambersburg, PA 17201
888.264.6116
www.franklinfin.com